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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No.       ) *
                                           -------

                         Boulder Specialty Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10153P207
                  --------------------------------------------
                                 (CUSIP Number)

                                December 16, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]   Rule 13d-1(b)

             [X]   Rule 13d-1(c)

             [ ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.    Glenn J. Krevlin
          I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           2,500,000
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      2,500,000
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,500,000

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)   15.673%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          IN, HC
--------------------------------------------------------------------------------

                               Page 2 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.    Glenhill Advisors LLC
          I.R.S. Identification Nos. of above persons (entities only).
          13-4153005
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           2,500,000
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      2,500,000
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,500,000

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)   15.673%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          HC
--------------------------------------------------------------------------------

                               Page 3 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.    Glenhill Capital Management LLC
          I.R.S. Identification Nos. of above persons (entities only).
          13-4146739
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           1,750,500
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      1,750,500
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,750,500

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)   10.974%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

                               Page 4 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.   Glenhill Capital LP
          I.R.S. Identification Nos. of above persons (entities only).
          13-4149785
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           1,750,500
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      1,750,500
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,750,500

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)   10.974%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

                               Page 5 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.   Glenhill Overseas Management, LLC
          I.R.S. Identification Nos. of above persons (entities only).
          02-0625266
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           749,500
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      749,500
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          749,500

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)    4.699%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

                               Page 6 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.   Glenhill Capital Overseas Partners Ltd.
          I.R.S. Identification Nos. of above persons (entities only).
          98-0375906
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Cayman Islands
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           749,500
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      749,500
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          749,500

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)    4.699%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                               Page 7 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.   Glenhill Capital Overseas GP, Ltd.
          I.R.S. Identification Nos. of above persons (entities only).
          98-0426124
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Cayman Islands
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           749,500
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      749,500
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          749,500

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)    4.699%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                               Page 8 of 13 pages

CUSIP No.     10153P207

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.   Glenhill Capital Overseas Master
                                        Fund, L.P.
          I.R.S. Identification Nos. of above persons (entities only).
          98-0426132
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Cayman Islands
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power           749,500
Shares Bene-     ---------------------------------------------------------------
ficially owned      6.   Shared Voting Power         0
by Each          ---------------------------------------------------------------
Reporting           7.   Sole Dispositive Power      749,500
Person With:     ---------------------------------------------------------------
                    8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          749,500

     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   [ ]

     11.  Percent of Class Represented by Amount in Row (9)    4.699%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

                               Page 9 of 13 pages

Item 1.
(a)     The name of the issuer is Boulder Specialty Brands, Inc. (the "Issuer").
(b) The principal executive office of the Issuer is located at 6106 Sunrise Ranch Drive, Longmont, Colorado 80503.


Item 2.
(a) The names of the persons filing this statement (the "Statement") are Glenn J. Krevlin, Glenhill Advisors LLC, a Delaware limited liability Company ("Glenhill Advisors"), Glenhill Capital Management LLC, a Delaware limited liability company ("GJK"), Glenhill Overseas Management, LLC, a Delaware limited liability company ("Glenhill Overseas"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company ("Overseas Partners"), Glenhill Capital Overseas GP, Ltd. a Cayman Islands exempted company ("Overseas GP") and Glenhill Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership ("Overseas Master") (collectively, the "Filers").

(b) The Principal Business Office of the Filers is 598 Madison Avenue, 12th Floor, New York, New York 10022.
(c)     For citizenship information see item 4 of the cover sheet of each Filer.
(d) This Statement relates to the Units of the Issuer which consist of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at a price of $6.00 commencing on the later of the Issuer's completion of a business combination through a merger, stock exchange, asset acquisition or similar business combination or one year from the date of the prospectus pursuant to which the Units were purchased, Registration No. 333-126364 (i.e., December 16, 2005).
(e)     The CUSIP Number of the Units of the Issuer is 10153P207.


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)   [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

(b)   [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]    Insurance company as defined in section 3(a)(19) of the Act (15
             U.S.C. 78c).

(d)   [ ]    Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]    An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)   [ ]    An employee benefit plan or endowment fund in accordance with
             ss.240.13d-1(b)(1)(ii)(F);

(g)   [ ]    A parent holding company or control person in accordance with
             ss.240.13d-1(b)(1)(ii)(G);

(h)   [ ]    A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);



Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each filer.



                                ----------------

      Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

                               Page 10 of 13 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors and Glenhill Overseas. He is a director of Glenhill Overseas GP. Glenhill Advisors is the managing member of GJK and GJK is the general partner and control person of Glenhill Capital. Glenhill Overseas is the investment manager of Overseas Partners. Overseas Partners is an offshore feeder fund which invests its assets in Overseas Master. Overseas GP is the general partner of Overseas Master. Glenhill Capital and Overseas Master are all private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments.

                                                            [ ] EXHIBIT ATTACHED

Item 8.  Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                            [ ] EXHIBIT ATTACHED

Item 10. Certification
(a) The following certification shall be included if the statement filed pursuant to ss.240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         The following certification shall be included if the statement filed pursuant to ss.240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 11 of 13 pages

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 27, 2005


                                       /s/ GLENN J. KREVLIN
                                       -----------------------------------------
                                       GLENN J. KREVLIN


                                       GLENHILL ADVISORS LLC


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin,  Managing Member


                                       GLENHILL CAPITAL MANAGEMENT LLC

                                       By: Glenhill Advisors LLC, Managing
                                           Member


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GLENHILL CAPITAL LP

                                       By: Glenhill Capital Management LLC,
                                           General Partner

                                       By: Glenhill Advisors LLC, Managing
                                           Member


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GLENHILL OVERSEAS MANAGEMENT, LLC

                                       By: Glenhill Advisors LLC, Managing
                                           Member


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GLENHILL CAPITAL OVERSEAS PARTNERS LTD.


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Director

                               Page 12 of 13 pages

                                       GLENHILL CAPITAL OVERSEAS GP, LTD.


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Director

                                       GLENHILL CAPITAL OVERSEAS MASTER FUND,
                                       L.P.

                                       By: Glenhill Capital Overseas GP, Ltd.,
                                           General Partner


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Director



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 13 of 13 pages